June 14, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:  JNL Series Trust (File No. 811-8894) – Registration Statement on Form N-14
Dear Sir or Madam:
On behalf of JNL Series Trust (the "Trust"), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the "Registration Statement").  The Registration Statement includes a Notice of Special Meeting of Shareholders of the JNAM Guidance – Equity 100 Fund and the JNAM Guidance – Maximum Growth Fund, both a series of the Jackson Variable Series Trust (the "Acquired Funds"), a Combined Proxy Statement and Prospectus, a Statement of Additional Information, a Form of Proxy and Voting Instruction Form relating to the special meeting of shareholders of the Acquired Funds (the "Meeting").  The Meeting is being held to request approval of the reorganization of the Acquired Funds into a certain series of the Trust.
Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on July 17, 2017.
This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.
If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary

Enclosure